May 5, 2017

Via EDGAR

Mr. Larry Spirgel

Ms. Kathleen Krebs

Mr. Charles Eastman

Ms. Ivette Leon

Mr. Courtney Lindsay

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bright Scholar Education Holdings Limited (CIK No. 0001696355)
Registration Statement on Form F-1 (Registration No.: 333-217359)

Dear Mr. Spirgel, Ms. Krebs, Mr. Eastman, Ms. Leon and Mr. Lindsay,

On behalf of our client, Bright Scholar Education Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith amendment No.1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on April 18, 2017, and two copies of the submitted exhibits.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement as of May 17, 2017. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

May 5, 2017

cc:	Junli He, Chief Executive Officer, Bright Scholar Education Holdings Limited

Dongmei Li, Chief Financial Officer, Bright Scholar Education Holdings Limited

Allan Lau, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Weiheng Chen, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

David T. Zhang, Partner, Kirkland & Ellis International LLP

Benjamin W. James, Partner, Kirkland & Ellis International LLP